SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  September 11, 2006

By:/a/Dale McSween _________________________

       Dale McSween, Interim Chief Executive Officer

September 11, 2006

Intertape Polymer Group Moves Inside the Box with New Protective Packaging Line

BRADENTON, FLORIDA--(CCNMatthews - Sept. 11, 2006) - Intertape Polymer Group (NYSE:ITP)(TSX:ITP), known for its expertise in packaging solutions around and on the box for over 25 years, has moved inside the box with the addition of its newest iCushion(TM) Protective Packaging line.

"Entering into the protective packaging market is a natural progression for IPG," states Greg Yull, Chief Operating Officer for Intertape. "Our aligned distribution partners and end-users have shown great interest and welcome this addition to our product offering. This allows us to enhance our relationships and value proposition by furthering our ability to successfully serve as a 'Single Source' with 'Multiple Resources'. With products strategically located at our distribution centers, our customers can easily combine protective packaging with their regular orders of IPG stretch film, tape, shrink film and machinery. This will create order efficiencies, lower costs and improve inventory turns. We remain continuously focused on offering the broadest range of products in the industry."

The iCushion(TM) Protective Packaging Inflatable Air Pillow System offers a convenient, innovative void-fill solution designed to securely cushion products during shipment while delivering clean, professional-looking packages. A complete standard system consists of the following: AP-8000C air pillow machine, cart with storage bin, transfer stand and on-demand photo eye.

Air pillows are an ideal void-fill alternative that can improve productivity and free up valuable warehouse space over bulky, conventional packaging materials. iCushion(TM) Air Pillows are available in four sizes: 8"x4", 8"x6", 8"x8" and 8"x10". With a roll length of 2900', they are engineered to reduce costs by minimizing roll changeovers and limit down time. "One roll of film can actually yield the equivalent cubic footage of 15-18 bags of loose-fill, depending on pillow size and air volume," explains Mike Weston, Protective Packaging Marketing Manger for Intertape.

iCushion(TM) Air Pillows are lightweight, perforated for easy separation and made of clear, non-abrasive poly which will not scratch the product's surface. They are reusable and recyclable, with disposal requiring a low volume in landfills when deflated.

The AP-8000C dispenser is easy to operate, weighs only 44 lbs, and inflates on-demand at an industry leading speed of 70 feet per minute. Its lightweight, compact design and internal air supply help create work-place flexibility and lower start-up costs.

The iCushion(TM) Inflatable Air Pillow System will be featured at PackExpo and Distripak in Chicago this Fall. "Our main focus this year is showcasing our new products and new market segments, and how these products complement our ability to provide the complete packaging solution to our customers and markets," states Mr. Yull.

For additional information regarding iCushion(TM) Protective Packaging, please send an e-mail to icushion@itape.com or contact your local IPG sales representative.

About Intertape Polymer Group Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,700 employees with operations in 19 locations, including 14 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook.

FOR INFORMATION CONTACT:

Dale McSween

Interim Chief Executive Officer

Intertape Polymer Group Inc.

Tel: 866-202-4713

email: itp$info@itape.com

web: www.intertapepolymer.com